Filed pursuant to Rule 433
Dated November 15, 2022

Relating to
Preliminary Pricing Supplement No. 7,060 dated November 15, 2022 to
Registration Statement No. 333-250103
Global Medium-Term Notes, Series J
Pounds Sterling Fixed/Floating Rate
Senior Registered Notes Due 2033

Issuer:	Morgan Stanley
Principal Amount:	£1,250,000,000
Maturity Date:	November 18, 2033
Trade Date:	November 15, 2022
Original Issue Date (Settlement):	November 18, 2022 (T+3)
Interest Accrual Date:	November 18, 2022
Issue Price (Price to Public):	100.00%
Agents’ Commission:	0.45%
All-in Price:	99.55%
Net Proceeds to Issuer:	£1,244,375,000
Fixed Rate Period:	From and including the Original Issue Date to but excluding November 18, 2032
Floating Rate Period:	From and including November 18, 2032 to but excluding the Maturity Date
Interest Rate:	During the Fixed Rate Period, 5.789% per annum; during the Floating Rate Period, as described in the specific formula described in the above-referenced preliminary pricing supplement
Base Rate:
Sterling Overnight Index Average rate (“SONIA”) (compounded daily over a quarterly observation period in respect of the related quarterly Interest Payment Period in accordance with the specific formula described in the above-referenced preliminary pricing supplement). As further described in the above-referenced preliminary pricing supplement, during the Floating Rate Period, interest on the notes will accrue based on a backward-shifted observation period. In respect of each Interest Payment Period, the “Observation Period” means the period from, and including, the date falling 5 London Banking Days preceding the first day of such Interest Payment Period to, but excluding, the date falling 5 London Banking Days preceding the Interest Payment Period End-Date for such Interest Payment Period. In addition, as further described in the above-referenced preliminary pricing supplement, (i) in determining the Base Rate for a London Banking Day in any Observation Period, the Base Rate generally will be the rate in respect of such day that is provided on the following London Banking Day and (ii) in determining the Base Rate for any other day, such as a Saturday, Sunday or holiday, the Base Rate generally will be the rate in respect of the immediately preceding London Banking Day that is provided on the following London Banking Day.

Spread (plus or minus):	Plus 2.252% (to be added to the accrued interest compounding factor for an Interest Payment Period)
Index Maturity:	Daily
Index Currency:	Pounds Sterling
Interest Calculation:
As further described in the above-referenced preliminary pricing supplement, during the Floating Rate Period, the amount of interest accrued and payable on the notes for each Interest Payment Period will be equal to the outstanding principal amount of the notes multiplied by the product of: (a) the sum of the accrued interest compounding factor described in the above-referenced preliminary pricing supplement plus the Spread for the relevant Interest Payment Period, multiplied by (b) the quotient obtained by dividing the actual number of calendar days in such Interest Payment Period by

365. Notwithstanding the foregoing, in no event will the interest rate payable for any Interest Payment Period be less than zero percent.
Interest Payment Periods:	During the Fixed Rate Period, annual; during the Floating Rate Period, quarterly
Interest Payment Period End-Dates:	With respect to the Floating Rate Period, each Interest Payment Date
Interest Payment Dates:
With respect to the Fixed Rate Period, each November 18, commencing November 18, 2023 to and including November 18, 2032; with respect to the Floating Rate Period, each February 18, May 18, August 18 and November 18, commencing February 18, 2033 to and including the Maturity Date

Day Count Convention:	During the Fixed Rate Period, Actual/Actual (ICMA); during the Floating Rate Period, Actual/365
Optional Redemption:
Optional Make-Whole Redemption, on or after May 22, 2023 and prior to November 18, 2032, in whole at any time or in part from time to time, as described in the below-referenced pricing supplement (spread to reinvestment rate: plus 40 basis points).
In addition, the Issuer may, at its option, redeem the notes, (i) in whole but not in part, on November 18, 2032, or (ii) in whole at any time or in part from time to time, on or after August 18, 2033, on at least 5 but not more than 30 days’ prior notice, at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest on the notes to but excluding the redemption date. For the avoidance of doubt, if the notes are redeemed in part, the determination of accrued and unpaid interest on the notes so redeemed (determined using a final Interest Payment Date and final Interest Payment Period End-Date relating to the redemption) shall have no effect on the determination of accrued and unpaid interest on the notes that are not so redeemed. See “Description of Debt Securities – Redemption and Repurchase of Debt Securities – Notice of Redemption” in the below-referenced Prospectus.  If the notes are redeemed prior to their stated maturity date, you may have to re-invest the proceeds in a lower interest rate environment.

Tax Redemption and Payment of Additional Amounts:	Yes
Specified Currency:	Pounds Sterling (“£”)
Minimum Denominations:	£100,000 and integral multiples of £1,000 in excess thereof
Business Days:	London and New York
Listing:
Application will be made for listing on the Official List of the Financial Conduct Authority and for admission to trading on the London Stock Exchange’s Regulated Market after the Original Issue Date.  No assurance can be given that such applications will be granted.

ISIN:	XS2558389891
Common Code:	255838989
Form:	Registered; issued under the Classic Safekeeping Structure
Issuer Ratings*:	A1 (Moody’s) / A- (Standard & Poor’s) / A+ (Fitch) / A (R&I) / A (high) (DBRS) (Stable / Stable / Stable / Stable / Stable)
Agents:
Morgan Stanley & Co. International plc (“MSIP”) and such other agents as shall be named in the pricing supplement.  MSIP is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of the notes in the United States, it will do so through Morgan Stanley & Co. LLC (“MS&Co.”).  MS&Co. is our wholly-owned subsidiary. MS&Co. will therefore conduct this offering in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  MS&Co. or any of our other affiliates may not make sales in this offering to any discretionary account without the prior written approval of the customer.

Prohibition of Sales to EEA and UK Retail Investors:	Applicable
MiFID II professionals/ECPs-only / No EEA PRIIPs KID:
Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No EEA PRIIPs key information document (KID) has been prepared as the notes are not available to retail investors in EEA.

UK MiFIR professionals/ECPs-only / No UK PRIIPs KID:
Manufacturer target market (MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels).  No UK PRIIPs key information document (KID) has been prepared as the notes are not available to retail investors in UK.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-718-1649.

None of this communication, the prospectus, the prospectus supplement or the preliminary pricing supplement is a prospectus for the purposes of Regulation (EU) 2017/1129, including as the same forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, as amended by the European Union (Withdrawal Agreement) Act 2020.

Preliminary Pricing Supplement No. 7,060 dated November 15, 2022
Prospectus Supplement dated November 16, 2020
Prospectus dated November 16, 2020